CBOE EXECUTE SUCCESS℠

COPY

RECEIVED
2015 NOV 23 PM 3:43
SEC / MR

Jaime Galvan
Lead Counsel
Legal Division
400 S. LaSalle Street
Chicago, IL 60605
Phone: 312-786-7058
Fax: 312-786-7919
galvanj@cboe.com

November 20, 2015

SEC
Mail Processing
Section
NOV 23 2015
Washington DC
404

15021165

Via Federal Express
Chris Grobbel
U.S. Securities and Exchange Commission
Division of Trading and Markets
100 F. Street N.E.
Washington DC 20549

Re: Form 1 – Exhibit I

Dear Mr. Grobbel:

Pursuant to Securities Exchange Act Rule 6a-2, enclosed is the original and two copies of amended Exhibit I including a copy of audited consolidated financial statements for Chicago Board Options Exchange, Incorporated for the fiscal year ended December 31, 2014.

Sincerely,

Jaime Galvan

Enclosures

C2 Options Exchange, Incorporated
(a wholly owned subsidiary of CBOE Holdings, Inc.)
Financial Statements as of and for the year-ended December 31, 2014, and
Independent Auditors' Report

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
C2 Options Exchange, Incorporated:

Report on the Financial Statements

We have audited the accompanying financial statements of C2 Options Exchange, Incorporated (the "Company") (a wholly owned subsidiary of CBOE Holdings, Inc.), which comprise the balance sheet as of December 31, 2014, and the related statements of operations, stockholder deficit, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C2 Options Exchange, Incorporated as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 1, the accompanying financial statements have been prepared from the separate records maintained by CBOE Holdings, Inc. and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from CBOE Holdings, Inc. applicable to the Company as a whole.

As discussed in Note 1 to the financial statements, the Company funds its operations through certain transactions and the financial support of CBOE Holdings, Inc. and its subsidiaries.

Deloitte & Touche LLP

October 23, 2015

C2 Options Exchange, Incorporated
Balance Sheet
December 31, 2014

(in thousands, except share amounts)		December 31, 2014
Assets		
Current Assets:		
Cash and cash equivalents	$	161
Accounts receivable		1,168
Income taxes receivable		108
Other prepaid expenses		473
Total Current Assets		1,910
Equipment:		
Data processing hardware and other equipment		19,156
Less accumulated depreciation and amortization		(13,823)
Total Equipment - Net		5,333
Other Assets:		
Due from related parties		129
Software development work in progress		301
Data processing software and other assets (less accumulated amortization of $8,819)		3,457
Deferred tax asset		184
Notes receivable - long-term		1,000
Total Other Assets—Net		**5,071**
Total	$	**12,314**
Liabilities and Stockholder Deficit		
Current Liabilities:		
Accounts payable and accrued expenses	$	826
Total Current Liabilities		**826**
Long-term Liabilities:		
Income taxes liability		184
Due to related parties		51,353
Total Long-term Liabilities		**51,537**
Total Liabilities		**52,363**
Stockholder Deficit:		
Unrestricted common stock, $0.01 par value: 1,000 shares authorized and outstanding		—
Retained deficit		(40,049)
Total Stockholder Deficit		**(40,049)**
Total	$	12,314

See notes to financial statements

C2 Options Exchange, Incorporated
Statement of Operations
For the Year Ended December 31, 2014

(in thousands)		Year Ended December 31, 2014
Operating Revenues:		
Transaction fees	$	6,187
Access fees		2,320
Exchange services and other fees		2,956
Market data fees		671
Regulatory fees		2,658
Other revenue		31
Total Operating Revenues		14,823
Operating Expenses:		
Employee costs		2,978
Depreciation and amortization		6,455
Data processing		3,915
Outside services		6,751
Royalty fees		173
Trading volume incentives		15
Travel and promotional expenses		74
Facilities costs		1,077
Other expenses		625
Total Operating Expenses		**22,063**
Operating Loss		**(7,240)**
Other Income:		
Investment income		3
Total Other Income		**3**
Loss Before Income Taxes		**(7,237)**
Income tax provision		—
Net Loss	$	**(7,237)**

See notes to financial statements

C2 Options Exchange, Incorporated
Statement of Cash Flow
For the Year Ended December 31, 2014

(in thousands)		Year Ended December 31, 2014
Cash Flows from Operating Activities:		
Net Loss	$	(7,237)
Adjustments to reconcile net loss to net cash flows provided by operating activities:		
Depreciation and amortization		6,455
Stock-based compensation		90
Loss on disposition of property		625
Changes in assets and liabilities:		
Accounts receivable		(54)
Income taxes receivable		251
Prepaid expenses		(24)
Deferred tax asset		(70)
Accounts payable and accrued expenses		184
Due to related parties		1,296
Income taxes payable		70
Deferred revenue and other liabilities		(23)
Net Cash Flows provided by Operating Activities		**1,563**
Cash Flows from Investing Activities:		
Capital and other assets expenditures		(1,451)
Net Cash Flows used in Investing Activities		**(1,451)**
Net Increase in Cash and Cash Equivalents		**112**
Cash and Cash Equivalents at Beginning of Year		**49**
Cash and Cash Equivalents at End of Year	**$**	**161**

See notes to financial statements

C2 Options Exchange, Incorporated
Statement of Stockholder Deficit
For the Year Ended December 31, 2014

(in thousands)	Unrestricted Common Stock	Retained Deficit	Total Stockholder Deficit
Balance-January 1, 2014	$ —	$ (32,812)	$ (32,812)
Net loss		(7,237)	(7,237)
Balance-December 31, 2014	$ —	$ (40,049)	$ (40,049)

See notes to financial statements

C2 OPTIONS EXCHANGE, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2014

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business— The principal business of the C2 Options Exchange, Incorporated ("C2" or "the Company") is the operation of a market that offers trading of options, such as options on the stocks of individual corporations (equity options), options on other exchange-traded products (ETP options), such as exchange-traded funds (ETF options) and exchange-traded notes (ETN options), and certain other index options. C2 is a wholly-owned subsidiary of CBOE Holdings, Inc. ("Holdings") and funds its operations through certain transactions and the financial support of Holdings and subsidiaries of Holdings.

Basis of Presentation— The accompanying financial statements for C2 have been prepared from the separate records maintained by Holdings and may not necessarily be indicative of the conditions that would have existed or the results of operations if C2 had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from Holdings applicable to C2 as a whole.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and reported amounts of revenues and expenses. On an ongoing basis, management evaluates its estimates based upon historical experience, observance of trends, information available from outside sources and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different conditions or assumptions.

Cash and Cash Equivalents—Cash and cash equivalents include highly liquid investments with maturities of three months or less from the date of purchase. There are no redemption restrictions on the Company's invested cash balances.

Accounts Receivable—Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and C2's share of distributable revenue receivable from the Options Price Reporting Authority ("OPRA"). Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore concentrations of credit risk are limited. The Company has no financing-related receivables.

Prepaid Expenses—Prepaid expenses primarily consist of prepaid software maintenance which are amortized over the respective period.

Equipment—Equipment consists primarily of data processing hardware and other equipment carried at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, generally over three to five years.

Software Development Work in Progress and Data Processing Software and Other Assets — C2 expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities. Estimated useful lives are three to five years for internally developed and other data processing software and generally are five years or less for other assets.

Notes Receivable - Long-Term— Long-term receivable due from OCC which was issued as a condition to C2 becoming and remaining a participant exchange of OCC.

Due from related parties—Consists primarily of amounts owed from related parties including Holdings and subsidiaries of Holdings.

Due to related parties—Consists primarily of amounts owed to related parties including Holdings and subsidiaries of Holdings.

Revenue Recognition—Revenue recognition policies for specific sources of revenue are discussed below:

Transaction Fees: Transaction fees are a function of three variables: (1) exchange fee rates; (2) trading volume; and (3) transaction mix between contract type. Transaction fees are assessed on a per contract basis and are considered earned upon the execution of a trade and are recognized on a trade date basis.

Access Fees: Access fees represent fees assessed to Trading Permit Holders for the opportunity to trade and use other related functions of C2. Access fees are recognized during the period the service is provided.

Exchange Services and Other Fees: Exchange services and other fees include system services and application revenue. Exchange services and other fees are recognized during the period the service is provided.

Market Data Fees: Market data fees include OPRA income. OPRA is a limited liability company consisting of representatives of the member exchanges and is authorized by the SEC to provide consolidated options information. OPRA income is allocated based upon the individual exchange's relative volume of total cleared options transactions. C2 receives monthly estimates of OPRA's distributable revenue and income is distributed on a quarterly basis.

Regulatory Fees: Regulatory fees are primarily based on the number of customer contracts traded on all U.S. options exchanges by Trading Permit Holders and are primarily recognized on a trade-date basis. Under C2 rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes.

Income Taxes—Deferred income taxes arise from temporary differences between the tax basis and book basis of assets and liabilities. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset may not be realized.

The Company accounts for uncertainty in income taxes recognized in its financial statements by using a more-likely-than-not recognition threshold based solely on the technical merits of the position taken or expected to be taken. Interest and penalties are recorded within the provision for income taxes in C2's statement of operations and are classified on the balance sheets with the related liability for unrecognized tax benefits.

Recent Accounting Pronouncements— In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. This standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. In addition, the ASU provides guidance on accounting for certain revenue-related costs including when to capitalize costs associated with obtaining and fulfilling a contract. ASU 2014-09 provides companies with two implementation methods. Companies can choose to apply the standard retrospectively to each prior reporting period presented (full retrospective application) or retrospectively with the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings of the annual reporting period that includes the date of initial application (modified retrospective application). This guidance is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. For public companies, the FASB deferred the effective date by one year to December 15, 2017, for annual reporting periods beginning after that date. We would expect to adopt at the same time as our parent organization which is a public company. Early adoption of the standard is permitted, but not before the original effective date of December 15, 2016. The Company is in the process of evaluating this guidance, though we do not expect it will materially impact our balance sheet, statement of operations or cash flow.

2. RELATED PARTY TRANSACTIONS

Statement of Operations

C2 is owned by Holdings, which is the holding company for Chicago Board Options Exchange, Incorporated ("CBOE"), CBOE Futures Exchange, LLC, C2 and other subsidiaries. Certain costs incurred by Holdings and subsidiaries of Holdings, primarily related to compensation and facilities, have been allocated to C2, while certain other administrative charges, such as human resources and executive management, have not been allocated. The following table summarizes the charges allocated to and from Holdings and subsidiaries of Holdings for the year-ended December 31, (in thousands):

	2014
Salaries (allocated from C2) (1)	$ (1,773)
Salaries (allocated to C2) (2)	602
Stock-based compensation (3)	90
Legal fees (4)	228
Self-regulatory expenses (5)	5,000
Building operations (6)	1,077

(1) Represents allocation of costs for C2 systems staff working on CBOE system projects. The allocation of salaries is based upon the actual hours incurred at a blended hourly rate. This amount is included in employee costs in the statement of operations.

(2) Represents allocation of costs for CBOE systems staff working on C2 system projects. The allocation of salaries is based upon the actual hours incurred at a blended hourly rate. This amount is included in employee costs in the statement of operations.

(3) Represents costs for stock-based compensation. Stock-based compensation is based on the fair value of the award on the date of grant, which is recognized over the related service period, net of estimated forfeitures. The service period is the period over which the related service is performed, which is generally the same as the vesting period. Stock-based compensation expense was allocated based on individual employee detail. This amount is included in employee costs in the statement of operations.

(4) Represents allocation of legal costs which is based upon hours spent by legal staff working on C2 related legal issues. This amount is included in outside services in the statement of operations.

(5) Represents costs to perform our obligations as a self-regulatory organization which are allocated from CBOE. The allocation of self-regulatory expenses was based upon management's estimate of headcount and other costs associated with regulatory obligations. This amount is included in outside services in the statement of operations.

(6) Represents costs related to properties including rent, maintenance, utilities, real estate taxes and telecommunications costs. Building operation expenses were allocated based on C2 headcount as a percentage of total Holdings headcount. This amount is included in facilities costs in the statement of operations.

Balance Sheet

The amount due from related parties totaling $0.1 million consists of amounts due from Holdings and subsidiaries of Holdings.

The amount due to related parties totaling $51.4 million consists of amounts due to Holdings and subsidiaries of Holdings.

3. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

At December 31, 2014, accounts payable and accrued expenses consisted of the following (in thousands):

Compensation and benefit related liabilities	$	335
Contract services		247
Royalties		91
Accounts payable		32
Data processing		41
Legal		19
Other		61
Total	$	826

4. INCOME TAXES

As of December 31, 2014, C2 had deferred tax assets totaling $18.9 million. Management assessed the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of the objective evidence evaluated was the cumulative loss over the three-year period ended December 31, 2014. Such objective evidence limits the ability to consider other subjective evidence such as our projections for future growth. On the basis of this evaluation, as of December 31, 2014, a valuation allowance has been recorded on certain of our net deferred tax assets which totaled $15.6 million.

C2's effective tax rate for the year ended December 31, 2014, differs from the U.S. statutory rate of 35%, primarily due to a valuation allowance. A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2014, is as follows:

Statutory federal income tax rate	35.0%
State income tax rate, net of federal income tax effect	1.8
Other, net	(36.8)
Effective income tax rate	—%

The tax effect of temporary differences giving rise to significant portions of deferred tax assets and liabilities at December 31, 2014 are presented below (in thousands):

Deferred tax assets:	
Research and development credits	$ 321
Accrued compensation and benefits	41
Organization costs	4,931
Other	70
Net operating loss	13,586
Valuation allowance	(15,620)
Total deferred tax assets	3,329
Deferred tax liabilities:	
Property, equipment and technology, net	(3,023)
Prepaid	(122)
Total deferred tax liabilities	(3,145)
Net deferred tax asset	$ 184

As of December 31, 2014, C2 had $0.2 million of uncertain tax positions, which, if recognized in the future, would affect the annual effective income tax rate. Reductions to uncertain tax positions from the lapse of the applicable statutes of limitations during the next twelve months are estimated to be less than $0.1 million, not including any potential new additions.

Holdings is subject to U.S. federal tax, Illinois, New Jersey, and Washington, D.C. taxes, as well as taxes in other local jurisdictions. Holdings has open tax years from 2007 on for New York, 2008 on for Federal, 2010 on for New Jersey, 2011 on for Washington, D.C., and 2013 on for Illinois. The Internal Revenue Service is currently auditing 2010 and is looking at specific line items from 2008 to 2013 due to the filing by Holdings of amended returns containing the recognition of certain credits and deductions. The New York State Department of Taxation and Finance is currently auditing the 2007 through 2012 tax years and the New Jersey Division of Taxation is currently auditing the 2010 through 2012 tax years.

5. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk, including the Company's own credit risk.

The three-level hierarchy of fair value measurements is based on whether the inputs to those measurements are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. The fair-value hierarchy requires the use of observable market data when available and consists of the following levels:

The fair-value hierarchy requires the use of observable market data when available and consists of the following levels:

- Level 1—Unadjusted inputs based on quoted markets for identical assets or liabilities.
- Level 2—Observable inputs, either direct or indirect, not including Level 1, corroborated by market data or based upon quoted prices in non-active markets.

- Level 3—Unobservable inputs that reflect management's best assumptions of what market participants would use in valuing the asset or liability.

The following table summarizes financial assets that are measured at fair value on a recurring basis in the balance sheet as of December 31, 2014. C2 holds no financial liabilities that are measured at fair value on a recurring basis.

(amounts in thousands)	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Cash and cash equivalents	$ 161	—	—	$ 161
Note receivable - long-term	$ —	$ —	1,000	$ 1,000
Total assets at fair value at December 31, 2014	$ 161	$ —	$ 1,000	$ 1,161

6. COMMITMENTS AND CONTINGENCIES

As of December 31, 2014, the end of the period covered by this report, C2 was subject to the legal proceeding discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

Lanier Litigation

On May 23, 2014, Harold R. Lanier sued 14 securities exchanges, including C2, in the United States District Court for the Southern District of New York on behalf of himself and a putative class consisting of all persons in the United States who entered into contracts to receive market data through certain data plans at any time since May 19, 2008 to the present. The complaint alleged that the market data provided under the CQ Plan and CTA Plans was inferior to the data that the exchanges provided to those that directly receive other data from the exchanges, which the plaintiffs alleged is a breach of their "subscriber contracts" and a violation of the exchanges' obligations under the CQ and CTA Plans. The plaintiffs sought monetary and injunctive relief. On May 30, 2014, Mr. Lanier filed two additional suits in the same Court, alleging substantially the same claims and requesting the same types of relief against the exchanges who participate in the UTP and the OPRA data plans. C2 was only a defendant in the suit regarding the OPRA Plan. On April 28, 2015, the Court dismissed Lanier's complaint with prejudice because it was preempted by the federal regulatory scheme and because the claims were precluded by the terms of the applicable subscriber agreements.

Other

As a self-regulatory organization under the jurisdiction of the SEC, we are subject to routine reviews and inspections by the SEC.

7. SUBSEQUENT EVENTS

C2 has evaluated subsequent events through October 23, 2015, the date at which the financial statements were available to be issued.

C2 Options Exchange, Incorporated
(a wholly owned subsidiary of CBOE Holdings, Inc.)
Financial Statements as of and for the year-ended
December 31, 2014, and
Independent Auditors' Report

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
C2 Options Exchange, Incorporated:

Report on the Financial Statements

We have audited the accompanying financial statements of C2 Options Exchange, Incorporated (the "Company") (a wholly owned subsidiary of CBOE Holdings, Inc.), which comprise the balance sheet as of December 31, 2014, and the related statements of operations, stockholder deficit, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C2 Options Exchange, Incorporated as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 1, the accompanying financial statements have been prepared from the separate records maintained by CBOE Holdings, Inc. and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from CBOE Holdings, Inc. applicable to the Company as a whole.

As discussed in Note 1 to the financial statements, the Company funds its operations through certain transactions and the financial support of CBOE Holdings, Inc. and its subsidiaries.

Deloitte & Touche LLP

October 23, 2015

C2 Options Exchange, Incorporated
Balance Sheet
December 31, 2014

(in thousands, except share amounts)	December 31, 2014
Assets	
Current Assets:	
Cash and cash equivalents	$ 161
Accounts receivable	1,168
Income taxes receivable	108
Other prepaid expenses	473
Total Current Assets	1,910
Equipment:	
Data processing hardware and other equipment	19,156
Less accumulated depreciation and amortization	(13,823)
Total Equipment - Net	5,333
Other Assets:	
Due from related parties	129
Software development work in progress	301
Data processing software and other assets (less accumulated amortization of $8,819)	3,457
Deferred tax asset	184
Notes receivable - long-term	1,000
Total Other Assets—Net	5,071
Total	$ 12,314
Liabilities and Stockholder Deficit	
Current Liabilities:	
Accounts payable and accrued expenses	$ 826
Total Current Liabilities	826
Long-term Liabilities:	
Income taxes liability	184
Due to related parties	51,353
Total Long-term Liabilities	51,537
Total Liabilities	52,363
Stockholder Deficit:	
Unrestricted common stock, $0.01 par value: 1,000 shares authorized and outstanding	—
Retained deficit	(40,049)
Total Stockholder Deficit	(40,049)
Total	$ 12,314

See notes to financial statements

C2 Options Exchange, Incorporated
Statement of Operations
For the Year Ended December 31, 2014

(in thousands)		Year Ended December 31, 2014
Operating Revenues:		
Transaction fees	$	6,187
Access fees		2,320
Exchange services and other fees		2,956
Market data fees		671
Regulatory fees		2,658
Other revenue		31
Total Operating Revenues		14,823
Operating Expenses:		
Employee costs		2,978
Depreciation and amortization		6,455
Data processing		3,915
Outside services		6,751
Royalty fees		173
Trading volume incentives		15
Travel and promotional expenses		74
Facilities costs		1,077
Other expenses		625
Total Operating Expenses		22,063
Operating Loss		(7,240)
Other Income:		
Investment income		3
Total Other Income		3
Loss Before Income Taxes		(7,237)
Income tax provision		—
Net Loss	$	(7,237)

See notes to financial statements

C2 Options Exchange, Incorporated
Statement of Cash Flow
For the Year Ended December 31, 2014

(in thousands)		Year Ended December 31, 2014
Cash Flows from Operating Activities:		
Net Loss	$	(7,237)
Adjustments to reconcile net loss to net cash flows provided by operating activities:		
Depreciation and amortization		6,455
Stock-based compensation		90
Loss on disposition of property		625
Changes in assets and liabilities:		
Accounts receivable		(54)
Income taxes receivable		251
Prepaid expenses		(24)
Deferred tax asset		(70)
Accounts payable and accrued expenses		184
Due to related parties		1,296
Income taxes payable		70
Deferred revenue and other liabilities		(23)
Net Cash Flows provided by Operating Activities		1,563
Cash Flows from Investing Activities:		
Capital and other assets expenditures		(1,451)
Net Cash Flows used in Investing Activities		(1,451)
Net Increase in Cash and Cash Equivalents		112
Cash and Cash Equivalents at Beginning of Year		49
Cash and Cash Equivalents at End of Year	$	161

See notes to financial statements

C2 Options Exchange, Incorporated
Statement of Stockholder Deficit
For the Year Ended December 31, 2014

(in thousands)	Unrestricted Common Stock	Retained Deficit	Total Stockholder Deficit
Balance-January 1, 2014	$ —	$ (32,812)	$ (32,812)
Net loss		(7,237)	(7,237)
Balance-December 31, 2014	$ —	$ (40,049)	$ (40,049)

See notes to financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business— The principal business of the C2 Options Exchange, Incorporated ("C2" or "the Company") is the operation of a market that offers trading of options, such as options on the stocks of individual corporations (equity options), options on other exchange-traded products (ETP options), such as exchange-traded funds (ETF options) and exchange-traded notes (ETN options), and certain other index options. C2 is a wholly-owned subsidiary of CBOE Holdings, Inc. ("Holdings") and funds its operations through certain transactions and the financial support of Holdings and subsidiaries of Holdings.

Basis of Presentation— The accompanying financial statements for C2 have been prepared from the separate records maintained by Holdings and may not necessarily be indicative of the conditions that would have existed or the results of operations if C2 had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from Holdings applicable to C2 as a whole.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and reported amounts of revenues and expenses. On an ongoing basis, management evaluates its estimates based upon historical experience, observance of trends, information available from outside sources and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different conditions or assumptions.

Cash and Cash Equivalents—Cash and cash equivalents include highly liquid investments with maturities of three months or less from the date of purchase. There are no redemption restrictions on the Company's invested cash balances.

Accounts Receivable—Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and C2's share of distributable revenue receivable from the Options Price Reporting Authority ("OPRA"). Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore concentrations of credit risk are limited. The Company has no financing-related receivables.

Prepaid Expenses—Prepaid expenses primarily consist of prepaid software maintenance which are amortized over the respective period.

Equipment—Equipment consists primarily of data processing hardware and other equipment carried at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, generally over three to five years.

Software Development Work in Progress and Data Processing Software and Other Assets — C2 expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities. Estimated useful lives are three to five years for internally developed and other data processing software and generally are five years or less for other assets.

Notes Receivable - Long-Term— Long-term receivable due from OCC which was issued as a condition to C2 becoming and remaining a participant exchange of OCC.

Due from related parties—Consists primarily of amounts owed from related parties including Holdings and subsidiaries of Holdings.

Due to related parties—Consists primarily of amounts owed to related parties including Holdings and subsidiaries of Holdings.

Revenue Recognition—Revenue recognition policies for specific sources of revenue are discussed below:

Transaction Fees: Transaction fees are a function of three variables: (1) exchange fee rates; (2) trading volume; and (3) transaction mix between contract type. Transaction fees are assessed on a per contract basis and are considered earned upon the execution of a trade and are recognized on a trade date basis.

Access Fees: Access fees represent fees assessed to Trading Permit Holders for the opportunity to trade and use other related functions of C2. Access fees are recognized during the period the service is provided.

Exchange Services and Other Fees: Exchange services and other fees include system services and application revenue. Exchange services and other fees are recognized during the period the service is provided.

Market Data Fees: Market data fees include OPRA income. OPRA is a limited liability company consisting of representatives of the member exchanges and is authorized by the SEC to provide consolidated options information. OPRA income is allocated based upon the individual exchange's relative volume of total cleared options transactions. C2 receives monthly estimates of OPRA's distributable revenue and income is distributed on a quarterly basis.

Regulatory Fees: Regulatory fees are primarily based on the number of customer contracts traded on all U.S. options exchanges by Trading Permit Holders and are primarily recognized on a trade-date basis. Under C2 rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes.

Income Taxes—Deferred income taxes arise from temporary differences between the tax basis and book basis of assets and liabilities. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset may not be realized.

The Company accounts for uncertainty in income taxes recognized in its financial statements by using a more-likely-than-not recognition threshold based solely on the technical merits of the position taken or expected to be taken. Interest and penalties are recorded within the provision for income taxes in C2's statement of operations and are classified on the balance sheets with the related liability for unrecognized tax benefits.

Recent Accounting Pronouncements— In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. This standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. In addition, the ASU provides guidance on accounting for certain revenue-related costs including when to capitalize costs associated with obtaining and fulfilling a contract. ASU 2014-09 provides companies with two implementation methods. Companies can choose to apply the standard retrospectively to each prior reporting period presented (full retrospective application) or retrospectively with the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings of the annual reporting period that includes the date of initial application (modified retrospective application). This guidance is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. For public companies, the FASB deferred the effective date by one year to December 15, 2017, for annual reporting periods beginning after that date. We would expect to adopt at the same time as our parent organization which is a public company. Early adoption of the standard is permitted, but not before the original effective date of December 15, 2016. The Company is in the process of evaluating this guidance, though we do not expect it will materially impact our balance sheet, statement of operations or cash flow.

2. RELATED PARTY TRANSACTIONS

Statement of Operations

C2 is owned by Holdings, which is the holding company for Chicago Board Options Exchange, Incorporated ("CBOE"), CBOE Futures Exchange, LLC, C2 and other subsidiaries. Certain costs incurred by Holdings and subsidiaries of Holdings, primarily related to compensation and facilities, have been allocated to C2, while certain other administrative charges, such as human resources and executive management, have not been allocated. The following table summarizes the charges allocated to and from Holdings and subsidiaries of Holdings for the year-ended December 31, (in thousands):

	2014
Salaries (allocated from C2) (1)	$ (1,773)
Salaries (allocated to C2) (2)	602
Stock-based compensation (3)	90
Legal fees (4)	228
Self-regulatory expenses (5)	5,000
Building operations (6)	1,077

(1) Represents allocation of costs for C2 systems staff working on CBOE system projects. The allocation of salaries is based upon the actual hours incurred at a blended hourly rate. This amount is included in employee costs in the statement of operations.

(2) Represents allocation of costs for CBOE systems staff working on C2 system projects. The allocation of salaries is based upon the actual hours incurred at a blended hourly rate. This amount is included in employee costs in the statement of operations.

(3) Represents costs for stock-based compensation. Stock-based compensation is based on the fair value of the award on the date of grant, which is recognized over the related service period, net of estimated forfeitures. The service period is the period over which the related service is performed, which is generally the same as the vesting period. Stock-based compensation expense was allocated based on individual employee detail. This amount is included in employee costs in the statement of operations.

(4) Represents allocation of legal costs which is based upon hours spent by legal staff working on C2 related legal issues. This amount is included in outside services in the statement of operations.

(5) Represents costs to perform our obligations as a self-regulatory organization which are allocated from CBOE. The allocation of self-regulatory expenses was based upon management's estimate of headcount and other costs associated with regulatory obligations. This amount is included in outside services in the statement of operations.

(6) Represents costs related to properties including rent, maintenance, utilities, real estate taxes and telecommunications costs. Building operation expenses were allocated based on C2 headcount as a percentage of total Holdings headcount. This amount is included in facilities costs in the statement of operations.

Balance Sheet

The amount due from related parties totaling $0.1 million consists of amounts due from Holdings and subsidiaries of Holdings.

The amount due to related parties totaling $51.4 million consists of amounts due to Holdings and subsidiaries of Holdings.

3. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

At December 31, 2014, accounts payable and accrued expenses consisted of the following (in thousands):

Compensation and benefit related liabilities	$	335
Contract services		247
Royalties		91
Accounts payable		32
Data processing		41
Legal		19
Other		61
Total	$	826

4. INCOME TAXES

As of December 31, 2014, C2 had deferred tax assets totaling $18.9 million. Management assessed the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of the objective evidence evaluated was the cumulative loss over the three-year period ended December 31, 2014. Such objective evidence limits the ability to consider other subjective evidence such as our projections for future growth. On the basis of this evaluation, as of December 31, 2014, a valuation allowance has been recorded on certain of our net deferred tax assets which totaled $15.6 million.

C2's effective tax rate for the year ended December 31, 2014, differs from the U.S. statutory rate of 35%, primarily due to a valuation allowance. A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2014, is as follows:

Statutory federal income tax rate	35.0%
State income tax rate, net of federal income tax effect	1.8
Other, net	(36.8)
Effective income tax rate	—%

The tax effect of temporary differences giving rise to significant portions of deferred tax assets and liabilities at December 31, 2014 are presented below (in thousands):

Deferred tax assets:	
Research and development credits	$ 321
Accrued compensation and benefits	41
Organization costs	4,931
Other	70
Net operating loss	13,586
Valuation allowance	(15,620)
Total deferred tax assets	3,329
Deferred tax liabilities:	
Property, equipment and technology, net	(3,023)
Prepaid	(122)
Total deferred tax liabilities	(3,145)
Net deferred tax asset	$ 184

As of December 31, 2014, C2 had $0.2 million of uncertain tax positions, which, if recognized in the future, would affect the annual effective income tax rate. Reductions to uncertain tax positions from the lapse of the applicable statutes of limitations during the next twelve months are estimated to be less than $0.1 million, not including any potential new additions.

Holdings is subject to U.S. federal tax, Illinois, New Jersey, and Washington, D.C. taxes, as well as taxes in other local jurisdictions. Holdings has open tax years from 2007 on for New York, 2008 on for Federal, 2010 on for New Jersey, 2011 on for Washington, D.C., and 2013 on for Illinois. The Internal Revenue Service is currently auditing 2010 and is looking at specific line items from 2008 to 2013 due to the filing by Holdings of amended returns containing the recognition of certain credits and deductions. The New York State Department of Taxation and Finance is currently auditing the 2007 through 2012 tax years and the New Jersey Division of Taxation is currently auditing the 2010 through 2012 tax years.

5. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk, including the Company's own credit risk.

The three-level hierarchy of fair value measurements is based on whether the inputs to those measurements are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. The fair-value hierarchy requires the use of observable market data when available and consists of the following levels:

The fair-value hierarchy requires the use of observable market data when available and consists of the following levels:

- Level 1—Unadjusted inputs based on quoted markets for identical assets or liabilities.
- Level 2—Observable inputs, either direct or indirect, not including Level 1, corroborated by market data or based upon quoted prices in non-active markets.

- Level 3—Unobservable inputs that reflect management's best assumptions of what market participants would use in valuing the asset or liability.

The following table summarizes financial assets that are measured at fair value on a recurring basis in the balance sheet as of December 31, 2014. C2 holds no financial liabilities that are measured at fair value on a recurring basis.

(amounts in thousands)	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Cash and cash equivalents	$ 161	—	—	$ 161
Note receivable - long-term	$ —	$ —	1,000	$ 1,000
Total assets at fair value at December 31, 2014	$ 161	$ —	$ 1,000	$ 1,161

6. COMMITMENTS AND CONTINGENCIES

As of December 31, 2014, the end of the period covered by this report, C2 was subject to the legal proceeding discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

Lanier Litigation

On May 23, 2014, Harold R. Lanier sued 14 securities exchanges, including C2, in the United States District Court for the Southern District of New York on behalf of himself and a putative class consisting of all persons in the United States who entered into contracts to receive market data through certain data plans at any time since May 19, 2008 to the present. The complaint alleged that the market data provided under the CQ Plan and CTA Plans was inferior to the data that the exchanges provided to those that directly receive other data from the exchanges, which the plaintiffs alleged is a breach of their "subscriber contracts" and a violation of the exchanges' obligations under the CQ and CTA Plans. The plaintiffs sought monetary and injunctive relief. On May 30, 2014, Mr. Lanier filed two additional suits in the same Court, alleging substantially the same claims and requesting the same types of relief against the exchanges who participate in the UTP and the OPRA data plans. C2 was only a defendant in the suit regarding the OPRA Plan. On April 28, 2015, the Court dismissed Lanier's complaint with prejudice because it was preempted by the federal regulatory scheme and because the claims were precluded by the terms of the applicable subscriber agreements.

Other

As a self-regulatory organization under the jurisdiction of the SEC, we are subject to routine reviews and inspections by the SEC.

7. SUBSEQUENT EVENTS

C2 has evaluated subsequent events through October 23, 2015, the date at which the financial statements were available to be issued.

C2 Options Exchange, Incorporated
(a wholly owned subsidiary of CBOE Holdings, Inc.)
Financial Statements as of and for the year-ended
December 31, 2014, and
Independent Auditors' Report

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
C2 Options Exchange, Incorporated:

Report on the Financial Statements

We have audited the accompanying financial statements of C2 Options Exchange, Incorporated (the "Company") (a wholly owned subsidiary of CBOE Holdings, Inc.), which comprise the balance sheet as of December 31, 2014, and the related statements of operations, stockholder deficit, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C2 Options Exchange, Incorporated as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 1, the accompanying financial statements have been prepared from the separate records maintained by CBOE Holdings, Inc. and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from CBOE Holdings, Inc. applicable to the Company as a whole.

As discussed in Note 1 to the financial statements, the Company funds its operations through certain transactions and the financial support of CBOE Holdings, Inc. and its subsidiaries.

Deloitte & Touche LLP

October 23, 2015

C2 Options Exchange, Incorporated
Balance Sheet
December 31, 2014

(in thousands, except share amounts)		December 31, 2014
Assets		
Current Assets:		
Cash and cash equivalents	$	161
Accounts receivable		1,168
Income taxes receivable		108
Other prepaid expenses		473
Total Current Assets		**1,910**
Equipment:		
Data processing hardware and other equipment		19,156
Less accumulated depreciation and amortization		(13,823)
Total Equipment - Net		5,333
Other Assets:		
Due from related parties		129
Software development work in progress		301
Data processing software and other assets (less accumulated amortization of $8,819)		3,457
Deferred tax asset		184
Notes receivable - long-term		1,000
Total Other Assets—Net		5,071
Total	$	12,314
Liabilities and Stockholder Deficit		
Current Liabilities:		
Accounts payable and accrued expenses	$	826
Total Current Liabilities		826
Long-term Liabilities:		
Income taxes liability		184
Due to related parties		51,353
Total Long-term Liabilities		51,537
Total Liabilities		52,363
Stockholder Deficit:		
Unrestricted common stock, $0.01 par value: 1,000 shares authorized and outstanding		—
Retained deficit		(40,049)
Total Stockholder Deficit		(40,049)
Total	$	12,314

See notes to financial statements

C2 Options Exchange, Incorporated
Statement of Operations
For the Year Ended December 31, 2014

(in thousands)		Year Ended December 31, 2014
Operating Revenues:		
Transaction fees	$	6,187
Access fees		2,320
Exchange services and other fees		2,956
Market data fees		671
Regulatory fees		2,658
Other revenue		31
Total Operating Revenues		14,823
Operating Expenses:		
Employee costs		2,978
Depreciation and amortization		6,455
Data processing		3,915
Outside services		6,751
Royalty fees		173
Trading volume incentives		15
Travel and promotional expenses		74
Facilities costs		1,077
Other expenses		625
Total Operating Expenses		22,063
Operating Loss		(7,240)
Other Income:		
Investment income		3
Total Other Income		3
Loss Before Income Taxes		(7,237)
Income tax provision		—
Net Loss	$	(7,237)

See notes to financial statements

C2 Options Exchange, Incorporated
Statement of Cash Flow
For the Year Ended December 31, 2014

(in thousands)		Year Ended December 31, 2014
Cash Flows from Operating Activities:		
Net Loss	$	(7,237)
Adjustments to reconcile net loss to net cash flows provided by operating activities:		
Depreciation and amortization		6,455
Stock-based compensation		90
Loss on disposition of property		625
Changes in assets and liabilities:		
Accounts receivable		(54)
Income taxes receivable		251
Prepaid expenses		(24)
Deferred tax asset		(70)
Accounts payable and accrued expenses		184
Due to related parties		1,296
Income taxes payable		70
Deferred revenue and other liabilities		(23)
Net Cash Flows provided by Operating Activities		1,563
Cash Flows from Investing Activities:		
Capital and other assets expenditures		(1,451)
Net Cash Flows used in Investing Activities		(1,451)
Net Increase in Cash and Cash Equivalents		112
Cash and Cash Equivalents at Beginning of Year		49
Cash and Cash Equivalents at End of Year	$	161

See notes to financial statements

C2 Options Exchange, Incorporated
Statement of Stockholder Deficit
For the Year Ended December 31, 2014

(in thousands)	Unrestricted Common Stock	Retained Deficit	Total Stockholder Deficit
Balance-January 1, 2014	$ —	$ (32,812)	$ (32,812)
Net loss		(7,237)	(7,237)
Balance-December 31, 2014	$ —	$ (40,049)	$ (40,049)

See notes to financial statements

C2 OPTIONS EXCHANGE, INCORPORATED
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2014

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business— The principal business of the C2 Options Exchange, Incorporated ("C2" or "the Company") is the operation of a market that offers trading of options, such as options on the stocks of individual corporations (equity options), options on other exchange-traded products (ETP options), such as exchange-traded funds (ETF options) and exchange-traded notes (ETN options), and certain other index options. C2 is a wholly-owned subsidiary of CBOE Holdings, Inc. ("Holdings") and funds its operations through certain transactions and the financial support of Holdings and subsidiaries of Holdings.

Basis of Presentation— The accompanying financial statements for C2 have been prepared from the separate records maintained by Holdings and may not necessarily be indicative of the conditions that would have existed or the results of operations if C2 had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from Holdings applicable to C2 as a whole.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities and reported amounts of revenues and expenses. On an ongoing basis, management evaluates its estimates based upon historical experience, observance of trends, information available from outside sources and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different conditions or assumptions.

Cash and Cash Equivalents—Cash and cash equivalents include highly liquid investments with maturities of three months or less from the date of purchase. There are no redemption restrictions on the Company's invested cash balances.

Accounts Receivable—Accounts receivable consists primarily of transaction and regulatory fees from The Options Clearing Corporation ("OCC"), and C2's share of distributable revenue receivable from the Options Price Reporting Authority ("OPRA"). Accounts receivable are primarily collected through OCC, and are with large, highly-rated clearing firms; therefore concentrations of credit risk are limited. The Company has no financing-related receivables.

Prepaid Expenses—Prepaid expenses primarily consist of prepaid software maintenance which are amortized over the respective period.

Equipment—Equipment consists primarily of data processing hardware and other equipment carried at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method, generally over three to five years.

Software Development Work in Progress and Data Processing Software and Other Assets — C2 expenses software development costs as incurred during the preliminary project stage, while capitalizing costs incurred during the application development stage, which includes design, coding, installation and testing activities. Estimated useful lives are three to five years for internally developed and other data processing software and generally are five years or less for other assets.

Notes Receivable - Long-Term— Long-term receivable due from OCC which was issued as a condition to C2 becoming and remaining a participant exchange of OCC.

Due from related parties—Consists primarily of amounts owed from related parties including Holdings and subsidiaries of Holdings.

Due to related parties—Consists primarily of amounts owed to related parties including Holdings and subsidiaries of Holdings.

Revenue Recognition—Revenue recognition policies for specific sources of revenue are discussed below:

Transaction Fees: Transaction fees are a function of three variables: (1) exchange fee rates; (2) trading volume; and (3) transaction mix between contract type. Transaction fees are assessed on a per contract basis and are considered earned upon the execution of a trade and are recognized on a trade date basis.

Access Fees: Access fees represent fees assessed to Trading Permit Holders for the opportunity to trade and use other related functions of C2. Access fees are recognized during the period the service is provided.

Exchange Services and Other Fees: Exchange services and other fees include system services and application revenue. Exchange services and other fees are recognized during the period the service is provided.

Market Data Fees: Market data fees include OPRA income. OPRA is a limited liability company consisting of representatives of the member exchanges and is authorized by the SEC to provide consolidated options information. OPRA income is allocated based upon the individual exchange's relative volume of total cleared options transactions. C2 receives monthly estimates of OPRA's distributable revenue and income is distributed on a quarterly basis.

Regulatory Fees: Regulatory fees are primarily based on the number of customer contracts traded on all U.S. options exchanges by Trading Permit Holders and are primarily recognized on a trade-date basis. Under C2 rules, as required by the SEC, any revenue derived from regulatory fees and fines cannot be used for non-regulatory purposes.

Income Taxes—Deferred income taxes arise from temporary differences between the tax basis and book basis of assets and liabilities. A valuation allowance is recognized if it is anticipated that some or all of a deferred tax asset may not be realized.

The Company accounts for uncertainty in income taxes recognized in its financial statements by using a more-likely-than-not recognition threshold based solely on the technical merits of the position taken or expected to be taken. Interest and penalties are recorded within the provision for income taxes in C2's statement of operations and are classified on the balance sheets with the related liability for unrecognized tax benefits.

Recent Accounting Pronouncements— In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. This standard outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. In addition, the ASU provides guidance on accounting for certain revenue-related costs including when to capitalize costs associated with obtaining and fulfilling a contract. ASU 2014-09 provides companies with two implementation methods. Companies can choose to apply the standard retrospectively to each prior reporting period presented (full retrospective application) or retrospectively with the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings of the annual reporting period that includes the date of initial application (modified retrospective application). This guidance is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. For public companies, the FASB deferred the effective date by one year to December 15, 2017, for annual reporting periods beginning after that date. We would expect to adopt at the same time as our parent organization which is a public company. Early adoption of the standard is permitted, but not before the original effective date of December 15, 2016. The Company is in the process of evaluating this guidance, though we do not expect it will materially impact our balance sheet, statement of operations or cash flow.

2. RELATED PARTY TRANSACTIONS

Statement of Operations

C2 is owned by Holdings, which is the holding company for Chicago Board Options Exchange, Incorporated ("CBOE"), CBOE Futures Exchange, LLC, C2 and other subsidiaries. Certain costs incurred by Holdings and subsidiaries of Holdings, primarily related to compensation and facilities, have been allocated to C2, while certain other administrative charges, such as human resources and executive management, have not been allocated. The following table summarizes the charges allocated to and from Holdings and subsidiaries of Holdings for the year-ended December 31, (in thousands):

		2014
Salaries (allocated from C2) (1)	$	(1,773)
Salaries (allocated to C2) (2)		602
Stock-based compensation (3)		90
Legal fees (4)		228
Self-regulatory expenses (5)		5,000
Building operations (6)		1,077

(1) Represents allocation of costs for C2 systems staff working on CBOE system projects. The allocation of salaries is based upon the actual hours incurred at a blended hourly rate. This amount is included in employee costs in the statement of operations.

(2) Represents allocation of costs for CBOE systems staff working on C2 system projects. The allocation of salaries is based upon the actual hours incurred at a blended hourly rate. This amount is included in employee costs in the statement of operations.

(3) Represents costs for stock-based compensation. Stock-based compensation is based on the fair value of the award on the date of grant, which is recognized over the related service period, net of estimated forfeitures. The service period is the period over which the related service is performed, which is generally the same as the vesting period. Stock-based compensation expense was allocated based on individual employee detail. This amount is included in employee costs in the statement of operations.

(4) Represents allocation of legal costs which is based upon hours spent by legal staff working on C2 related legal issues. This amount is included in outside services in the statement of operations.

(5) Represents costs to perform our obligations as a self-regulatory organization which are allocated from CBOE. The allocation of self-regulatory expenses was based upon management's estimate of headcount and other costs associated with regulatory obligations. This amount is included in outside services in the statement of operations.

(6) Represents costs related to properties including rent, maintenance, utilities, real estate taxes and telecommunications costs. Building operation expenses were allocated based on C2 headcount as a percentage of total Holdings headcount. This amount is included in facilities costs in the statement of operations.

Balance Sheet

The amount due from related parties totaling $0.1 million consists of amounts due from Holdings and subsidiaries of Holdings.

The amount due to related parties totaling $51.4 million consists of amounts due to Holdings and subsidiaries of Holdings.

3. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

At December 31, 2014, accounts payable and accrued expenses consisted of the following (in thousands):

Compensation and benefit related liabilities	$	335
Contract services		247
Royalties		91
Accounts payable		32
Data processing		41
Legal		19
Other		61
Total	$	826

4. INCOME TAXES

As of December 31, 2014, C2 had deferred tax assets totaling $18.9 million. Management assessed the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. A significant piece of the objective evidence evaluated was the cumulative loss over the three-year period ended December 31, 2014. Such objective evidence limits the ability to consider other subjective evidence such as our projections for future growth. On the basis of this evaluation, as of December 31, 2014, a valuation allowance has been recorded on certain of our net deferred tax assets which totaled $15.6 million.

C2's effective tax rate for the year ended December 31, 2014, differs from the U.S. statutory rate of 35%, primarily due to a valuation allowance. A reconciliation of the statutory federal income tax rate to the effective income tax rate for the year ended December 31, 2014, is as follows:

Statutory federal income tax rate	35.0%
State income tax rate, net of federal income tax effect	1.8
Other, net	(36.8)
Effective income tax rate	—%

The tax effect of temporary differences giving rise to significant portions of deferred tax assets and liabilities at December 31, 2014 are presented below (in thousands):

Deferred tax assets:		
Research and development credits	$	321
Accrued compensation and benefits		41
Organization costs		4,931
Other		70
Net operating loss		13,586
Valuation allowance		(15,620)
Total deferred tax assets		3,329
Deferred tax liabilities:		
Property, equipment and technology, net		(3,023)
Prepaid		(122)
Total deferred tax liabilities		(3,145)
Net deferred tax asset	$	184

As of December 31, 2014, C2 had $0.2 million of uncertain tax positions, which, if recognized in the future, would affect the annual effective income tax rate. Reductions to uncertain tax positions from the lapse of the applicable statutes of limitations during the next twelve months are estimated to be less than $0.1 million, not including any potential new additions.

Holdings is subject to U.S. federal tax, Illinois, New Jersey, and Washington, D.C. taxes, as well as taxes in other local jurisdictions. Holdings has open tax years from 2007 on for New York, 2008 on for Federal, 2010 on for New Jersey, 2011 on for Washington, D.C., and 2013 on for Illinois. The Internal Revenue Service is currently auditing 2010 and is looking at specific line items from 2008 to 2013 due to the filing by Holdings of amended returns containing the recognition of certain credits and deductions. The New York State Department of Taxation and Finance is currently auditing the 2007 through 2012 tax years and the New Jersey Division of Taxation is currently auditing the 2010 through 2012 tax years.

5. FAIR VALUE MEASUREMENTS

Fair value is the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk, including the Company's own credit risk.

The three-level hierarchy of fair value measurements is based on whether the inputs to those measurements are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. The fair-value hierarchy requires the use of observable market data when available and consists of the following levels:

The fair-value hierarchy requires the use of observable market data when available and consists of the following levels:

- Level 1—Unadjusted inputs based on quoted markets for identical assets or liabilities.
- Level 2—Observable inputs, either direct or indirect, not including Level 1, corroborated by market data or based upon quoted prices in non-active markets.

- Level 3—Unobservable inputs that reflect management's best assumptions of what market participants would use in valuing the asset or liability.

The following table summarizes financial assets that are measured at fair value on a recurring basis in the balance sheet as of December 31, 2014. C2 holds no financial liabilities that are measured at fair value on a recurring basis.

(amounts in thousands)	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Cash and cash equivalents	$ 161	—	—	$ 161
Note receivable - long-term	$ —	$ —	1,000	$ 1,000
Total assets at fair value at December 31, 2014	$ 161	$ —	$ 1,000	$ 1,161

6. COMMITMENTS AND CONTINGENCIES

As of December 31, 2014, the end of the period covered by this report, C2 was subject to the legal proceeding discussed below, as well as certain other legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business.

Lanier Litigation

On May 23, 2014, Harold R. Lanier sued 14 securities exchanges, including C2, in the United States District Court for the Southern District of New York on behalf of himself and a putative class consisting of all persons in the United States who entered into contracts to receive market data through certain data plans at any time since May 19, 2008 to the present. The complaint alleged that the market data provided under the CQ Plan and CTA Plans was inferior to the data that the exchanges provided to those that directly receive other data from the exchanges, which the plaintiffs alleged is a breach of their "subscriber contracts" and a violation of the exchanges' obligations under the CQ and CTA Plans. The plaintiffs sought monetary and injunctive relief. On May 30, 2014, Mr. Lanier filed two additional suits in the same Court, alleging substantially the same claims and requesting the same types of relief against the exchanges who participate in the UTP and the OPRA data plans. C2 was only a defendant in the suit regarding the OPRA Plan. On April 28, 2015, the Court dismissed Lanier's complaint with prejudice because it was preempted by the federal regulatory scheme and because the claims were precluded by the terms of the applicable subscriber agreements.

Other

As a self-regulatory organization under the jurisdiction of the SEC, we are subject to routine reviews and inspections by the SEC.

7. SUBSEQUENT EVENTS

C2 has evaluated subsequent events through October 23, 2015, the date at which the financial statements were available to be issued.

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